Exhibit 1.01

CONFLICT MINERALS REPORT OF ENDOLOGIX, INC.
IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This Conflict Minerals Report (“CMR or the “Report”) of Endologix, Inc. (herein referred to as “Endologix,” the “Company,” “we,” “us,” or “our”) has been prepared and filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1” or the “Rule”), for the reporting period from January 1, 2015 to December 31, 2015. Numerous terms in this Report are defined in Rule 13p-1 and the Form SD; reference is made to those sources and to the 1934 Act Release No. 34-677176 (August 22, 2012) for such definitions.

In August 2012, pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission (“SEC”) adopted a new Form SD and Rule 13p-1 to implement reporting and disclosure requirements concerning conflict minerals. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products where conflict minerals (regardless of origin) are necessary to the functionality or production of the product. Conflict Minerals, for purposes of this assessment, are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

SEC registrants whose conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or whose conflict minerals originated from recycled and scrap sources must only submit a Form SD. The Form SD describes the results of the registrant’s Reasonable Country of Origin Inquiry (“RCOI”). SEC registrants that have reason to believe that any of the conflict minerals in their supply chain originated in the Covered Countries, or registrants that are unable to determine the country of origin of those conflict minerals, must exercise due diligence on the conflict minerals’ source and chain of custody. The results and a description of the due diligence must be submitted annually to the SEC in a CMR filed as an exhibit to the Form SD.

After a thorough RCOI, we were not able to determine the country of origin of all conflict minerals in our supply chain, and as a result we are submitting this CMR pursuant to Rule 13p-1. The Report presented herein is not audited pursuant to the Rule’s accommodation for the 2015 reporting period.

Company Overview

Endologix is a Delaware corporation with corporate headquarters and production facilities located in Irvine, California. We develop and manufacture minimally invasive treatments for aortic disorders. Our focus is endovascular stent grafts for the treatment of abdominal aortic aneurysms (“AAA”). AAA is a weakening of the wall of the aorta, the largest artery in the body, resulting in a balloon-like enlargement. Once AAA develops, it continues to enlarge and, if left untreated, becomes increasingly susceptible to rupture. The overall patient mortality rate for ruptured AAA is approximately 80%, making it a leading cause of death in the U.S and worldwide.

These technologies are minimally invasive, allowing for greater patient comfort and quicker recovery compared to invasive surgical alternatives.

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Product Description

Our principal products are intended for the treatment of AAA. Our AAA products are built on one of two platforms: (1) traditional minimally-invasive endovascular repair (“EVAR”) or (2) endovascular sealing (“EVAS”), our innovative solution for sealing the aneurysm sac while maintaining blood flow through two blood flow lumens. Our current EVAR products include the Endologix AFX Endovascular AAA System (“AFX”), the VELA Proximal Endograft (“VELA”) and the Endologix Powerlink with Intuitrak Delivery System (“Intuitrak”). Our current EVAS product is the Nellix EndoVascular Aneurysm Sealing System (“Nellix EVAS System”).

Our EVAR products consist of (i) a cobalt chromium alloy stent covered by expanded polytetrafluoroethylene (commonly referred to as "ePTFE") graft material (“Stent Graft”) and (ii) an accompanying delivery system. Once fixed in its proper position within the abdominal aorta, our EVAR device provides a conduit for blood flow, thereby relieving pressure within the weakened or “aneurysmal” section of the vessel wall, which greatly reduces the potential for the AAA to rupture.

Our EVAS product consists of (i) bilateral covered stents with endobags, (ii) a biocompatible polymer injected into the endobags to seal the aneurysm and (iii) a delivery system and polymer dispenser. Our EVAS product seals the entire aneurysm sac, effectively, excluding the aneurysm sac and reducing the likelihood of future aneurysm rupture. Additionally, it has the potential to reduce the need for post procedural re-interventions.

Market for Our Products

We estimate the global Endovascular AAA market potential to be $2.7 billion. Within our EVAR platform, AFX is marketed in the United States, Europe, New Zealand, Japan and Latin America, and Intuitrak sales are currently limited to Japan. In February 2013, we commenced a market introduction in Europe of the Nellix EVAS System. In December 2013, we received Investigational Device Exemption (“IDE”) approval in the United States to begin a clinical trial for the Nellix EVAS System, which commenced in January 2014. This clinical trial is fully enrolled and the 1-Year follow-up is complete. In October 2015, we received U.S. Food and Drug Administration (“FDA”) approval for the AFX2 Bifurcated Endograft System for the treatment of AAA. In December 2015, we received Shonin approval for AFX from the Japanese Ministry of Health, Labor and Welfare and entered into a distribution arrangement with a Japanese distributor to introduce AFX in the Japanese market in the first quarter of 2016.

Conflict Minerals Policy

We have adopted the following Conflict Minerals Policy (the “Conflict Minerals Policy), which is communicated to all our suppliers:

“We are committed to responsible and conflict-free sourcing of all of our raw materials for our products. The ethical sourcing of minerals is an important part of our policy to ensure safe and fair working conditions for everyone in our supply chain. We will endeavor to work only with suppliers that are compliant with responsible industry standards promoted by such groups as the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). We are further committed to ensuring that our suppliers are compliant with the Conflict-Free Smelter Program (“CFSP”) or an equivalent third-party audit program. We know that supply chains fluctuate and we will maintain on-going monitoring of our supplier’s suppliers and smelters.”

For additional information on our Conflict Minerals Policy, please refer to our website at www.endologix.com (Investor Relations - Corporate Governance). The Conflict Minerals Policy will be regularly reviewed and updated as needed. Additionally, we have advised our suppliers about the Conflict

Exhibit 1.01

Minerals Policy and have made reasonable efforts to ensure that current and future suppliers comply with the Conflict Minerals Policy.

Results of Product Analysis

We conducted an analysis of our products and found that (i) certain of our products (listed below) contain tin, tungsten, tantalum and gold, (ii) the conflict minerals are necessary to the functionality or production of the products, (iii) the products were manufactured or contracted to be manufactured by the Company, and (iv) manufacture of the products was completed during the 2015 reporting period.

•Products F00330, F00467 - .035” Guidewire, and .014” Guidewire: These products contain tin tin and tungsten.
•Product C00521 - R.O. Marker, Coil: This product contains gold and tungsten.
•Product C00678 - Stent, 6-Cell: This product contains tungsten.
•Product C00742 - Pressure Monitor Nellix: This product contains gold, tantalum, tin and tungsten.
•Product C01394 - Contralateral Limb Wire, AFX2: This product contains tungsten.

Reasonable Country of Origin Inquiry (“RCOI”)

Our RCOI was conducted with the suppliers for the products that we determined had conflict minerals. The suppliers were contacted and requested to provide conflict minerals data in the Conflict Minerals Reporting Template, a standardized reporting template provided by the Electronic Industry Citizenship (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. We received 100% of responses back from our suppliers. We carefully examined each of the supplier’s responses to ensure accuracy and consistency with other responses and we cross-checked the information each of the suppliers provided with the Conflict Free Sourcing Initiative (“CFSI”) smelter list to see whether the smelters they identified were conflict free.

Since our last Form SD and Conflict Minerals Report filing, our supply chain has gained greater familiarity with the conflict minerals reporting requirements and this has led to more compliance. Additionally, an increased number of smelters have been certified conflict free and become sourcing alternatives for our suppliers.

As a result of our RCOI and pursuant to Rule 13p-1, we conducted due diligence on the source and chain of custody of our conflict minerals.

Due Diligence Process

After a thorough RCOI, we could not make a determination as to the country of origin of all conflict minerals contained in our products. Therefore, we performed due diligence on our products pursuant to Rule 13p-1. The design of our due diligence process described below conforms in all material respects with the internationally recognized due diligence framework in the 2nd Edition of The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (hereinafter collectively, “OECD Guidance”).

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives,

Exhibit 1.01

communication to, and engagement of, suppliers, assessment of risk in our supply chain, and establishment of a grievance mechanism. We periodically report to our Chief Financial Officer (who oversees our global supply chain management) with respect to our due diligence process and compliance obligations. The Nominating, Governance and Compliance Committee of our Board of Directors is responsible for oversight of our Conflict Minerals Policy.

Step 1 - Company Management Systems

We have established a strong company management system for complying with the Rule, such as:

•Adopting a comprehensive Conflict Minerals Policy related to the sourcing of conflict minerals that has been clearly communicated to our suppliers and the public. The Conflict Minerals Policy can be found on our website and is regularly reviewed and updated as necessary.
•Creating a conflict minerals task force led by our Chief Financial Officer and a team of subject matter experts from relevant functions such as, purchasing, quality assurance, and manufacturing. The team of subject matter experts is responsible for implementing our conflict minerals due diligence process. Senior management is briefed about the results of our due diligence efforts on a periodic basis.
•Joining CFSI to utilize their industry data, RCOI data, certified conflict free smelter and refiner lists, and various educational and training resources. Additionally, we are a member of the Medical Device Supply Chain Council along with more than 30 other premiere medical device companies. We have access to experts through this council that provide us with further due diligence information related to our suppliers.
•Relying on industry guidelines to help establish programs within the Company and with suppliers, such as the EICC and GeSI.
•Strengthening engagement and communication with our suppliers. In addition, we have amended our supplier agreements to require our suppliers to acknowledge our position on conflict minerals and to strongly encourage them to use conflict free sourcing for our products.
•Creating and maintaining a database of the information received from our suppliers in response to our RCOI and of the available educational information to our suppliers.
•Establishing a process to allow employees, suppliers and any other parties to contact us about our conflict minerals and any violations of our Conflict Mineral Policy. We can be contacted at (949) 595-7200.

Step 2 - Identify and Assess Risks in the Supply Chain

We identified that one of our primary risks is the lack of direct relationships with our smelters and refiners. As a purchaser of raw ore or unrefined conflict minerals, we are many steps removed from the mining of conflict minerals. While we acknowledge this as a risk, we understand the value in being able to trace materials back to their mine of origin and of having transparency over our mineral supply chain.

Additional risks such as inaccurate information and partial responses from suppliers arise based on our distance from the smelters and refiners. These risks are a result of our heavy reliance on responses received in the questionnaires that we send to our suppliers. We rely on our suppliers to provide us with accurate information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of raw materials that are supplied to them from sub-tier suppliers. Specific measures have been created by us (as described in Step 3) to minimize this risk and ensure compliance with the Rule.

Step 3 - Design and Implement a Strategy to Respond to Risks

The following is a summary of our strategy to minimize and respond to risks in our supply chain:

•	We consistently brief senior management about our due diligence efforts.

•	We thoroughly review responses from each questionnaire against a criteria developed by our internal team to insure accuracy and completeness.

Exhibit 1.01

•	We work directly with suppliers in situations where we determine that their questionnaire responses are incomplete or inaccurate.

•	We integrate responsible sourcing of minerals within our Conflict Minerals Policy and Supplier Quality Agreement and certification process.

•
We utilize an updated version of the supplier questionnaire that we provided to our suppliers with comprehensive instructions on how to respond to questions and provide us with the most meaningful information.

•	We participate in CFSI webinars and review advisory materials on various topics related to conflict free sourcing and make relevant educational materials available to our suppliers.

•
If necessary, we are prepared to implement risk mitigation efforts, such as temporarily suspend or disengage with a supplier that will not provide accurate and complete responses to our questionnaires.

Endologix will undertake the following steps during the next compliance period for the 2016 reporting period to further improve our due diligence process:

•	Contact suppliers and encourage them to utilize smelters that have obtained a conflict free designation from an industry program, such as the EICC/GeSI Conflict Free Smelter Program.

•	Compare RCOI results with information collected via independent conflict free smelter validation programs, such as the EICC/GeSI Conflict Free Smelter Program.

•	Enhance supplier communication, training and evaluation process to improve due diligence data accuracy and completion.

Step 4 - Independent Third-Party Audit of Supply Chain

We have relied on industry efforts from CFSI and EICC/GeSi Conflict-Free Smelter Program to perform third-party audits on smelters that source from the Covered Countries. Based on industry standards, we believe that such reliance is acceptable. We have not obtained an independent third-party audit on our due diligence process nor is it required for us to do so at this time pursuant to Rule 13p-1.

Step 5 - Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our supply chain due diligence policies and practices. It is available on our website at www.endologix.com (Investor Relations - Corporate Governance).

Due Diligence Results

Suppliers

The six first-tier suppliers who we identified all responded to the EICC survey; of these six, one of them indicated that the conflict minerals used in our products were not necessary to the functionality of the product in question. Four of the remaining five affected suppliers provided the names of 18 refiners or smelters or scrap dealers (collectively, “smelters”) as the facilities used to process conflict minerals. The one remaining supplier was unable to identify the names of the smelters providing its component parts.

Smelters

After reviewing, correcting, and removing alternate names, all of the listed smelters were ultimately identified as “smelters” consistent with definitions proposed by industry and the audit protocols published by the EICC/GeSI Conflict-Free Smelter Program and CFSI.

Exhibit 1.01

Of the 18 identified smelters, all were designated as “conflict free.” This assessment was based on information obtained directly from the CFSI list of certified conflict free smelters available during this reporting period.

The table below provides details concerning the name of the refiner, the location and whether it has been certified as conflict free.

Product Part Number	Product Description	Conflict Mineral Identified	Name/COI of Smelter/Refiner; Certified Conflict Free (Yes/No)
F00330, F00467	.035” Guidewire, .014” Guidewire	Tin, Tungsten	Tin (Minsur S.A. Tin Metal, Peru) - Yes Tungsten (HC Starck, Germany) - Yes
C00521	R.O. Marker, Coil	Gold, Tungsten
Gold (Materion USA; CCR Refinery, Canada; Royal Canadian Mint, Canada; Argor-Heraeus SA, Switzerland; Ohio Previous Metals, USA) - all certified conflict free
Tungsten (Global Tungsten & Poweders Corp., USA; Kennametal Huntsville, USA; HC Starck GmbH, Germany) - all certified conflict free

C00678	Stent, 6-Cell	Tungsten	ATI,USA- Yes.
C00742	Pressure Monitor - Nellix	Gold, Tantalum, Tin, Tungsten	Unknown - No.
C01394	Contralateral Limb Wire, AFX2	Tungsten	Nine (9) different smelters* from Japan, China, Vietnam, Germany and USA - Yes

*A.L.M.T. Tungsten Corp. (Japan); Chongyi Zhangyuan Tungsten Co., Ltd. (China); Ganzhou Huaxing Tungsten Products Co., Ltd. (China); Global Tungsten & Powders Corp. (United States); H.C. Starck Smeling GmbH (Germany); Jiangwu H.C. Starck Tungsten Products Co., Ltd. (China); Jiangxi Yaosheng Tungsten Products Co., Ltd. (China); Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC (Vietnam); Xiamen Tungsten Co., Ltd. (China)

Facilities Used to Process Minerals

We have performed comprehensive analysis of our product components and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals.

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Efforts to Determine Location or Origin

We have determined that requesting our suppliers to complete the questionnaire and provide adequate origin documentation and subsequently following up on those responses, represents our reasonable best efforts to determine the locations of origin of the conflict minerals in our supply chain. Once we received these responses, we verified the conflict free sourcing status of any identified smelters, refiners or scrap metal dealers.

Country of Origin

We found that one of our two suppliers employing tin in their components used a “conflict free” smelter. Additionally, 11 out of 12 of our tungsten and five out of six of our gold smelters and refiners in our supply chain have been designated “conflict free” by the CFSP or an equivalent independent third-party audit program. Finally, our solitary supplier using tantalum was not able to identify the name of the smelter used in sourcing this conflict mineral. Although we could not confirm that our conflict mineral sourcing is completely conflict free as of December 31, 2015 our reporting results do confirm that we have generally been able to increase the number of verified smelters and refiners utilized by our suppliers since our prior reporting period. We will continue to encourage all suppliers, smelter and refiners to be either certified conflict free or risk being removed from our supply chain.

Conclusion

We have no reason to believe that conflict minerals necessary to the functionality or production of our products directly or indirectly finance or benefit armed groups in the Covered Countries. However, because we have not received adequate responses from all affected suppliers, we are unable to determine all of the facilities used to process the conflict minerals in these products or the country of origin of those conflict minerals.

Statements and Risk Factors

         The statements made in this Report are based on our RCOI and due diligence process performed in good faith. These statements are based on the infrastructure and information available during the reporting period.  A number of factors could introduce errors or otherwise affect the information in this Report. These factors include, but are not limited to, incomplete, erroneous or omitted supplier or smelter data; the pending definition of “smelter”; confusing language contained in the SEC regulations; insufficient supplier and smelter education and knowledge during this second year of compliance with SEC regulations; timeliness of data; public information not discovered during a reasonable search; errors in public data; language barriers and translation issues; oversights or errors in conflict-free smelter audits; sourced materials from Covered Countries being declared secondary materials; companies going out of business during 2015; certification programs not being equally advanced for all industry segments and metals; and smuggling of conflict minerals to countries beyond the Covered Countries.